UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For April 24 through April 28, 2008

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press releases:

•                  KPN signs Compliance Charter with OPTA, dated April 24, 2008;

•                  Progress on share repurchase program KPN, dated 28 April, 2008.

Press release

KPN signs Compliance Charter with OPTA	Date 24 April 2008 Number 026pe

KPN and OPTA signed a Compliance Charter today, which set down agreements on KPN’s internal compliance organization. This Charter fits in with OPTA’s new vision on supervising and enforcing regulations.

The Charter underscores the fact that OPTA and KPN aim to achieve a professional relationship based on mutual trust. The agreements laid down in the Charter are a tangible manifestation of KPN’s effective compliance organization. It describes the internal corporate processes KPN has set up to guarantee that the company complies with the Telecommunications Act as well as showing how it will measure its effectiveness. Any infringements that may occur will be spotted far more quickly using this new approach and immediate action can be taken to prevent them from happening again. OPTA will bear this in mind in its modified sanctions policy.

In addition, the Charter provides clarity on the way KPN and OPTA work as well as pinpointing differences in interpretation. There were frequent discussions in the past about the specific interpretation of regulations under the Telecommunications Act. Now that a working agreement has been reached on dealing with differences in interpretation, KPN hopes it will gain clarification on a possible difference in interpretation far sooner.

By making its compliance program visible and opening up communications with OPTA, KPN is creating a new way of shouldering responsibility with a view to complying with obligations in the Telecommunications Act.

Press release

Progress on share repurchase program KPN	Date
28 April 2008

Number
027pe

Further to the share repurchase program announced on 5 February 2008, KPN announces that, during 21 April to 25 April 2008, it has repurchased 1,886,000 KPN ordinary shares at an average price of EUR 12.02. To date, approximately 29% of the repurchase program has been completed. The repurchase program that started on 22 February 2008 will run through 31 December 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: April 29, 2008	By:	/s/ MICHEL HOEKSTRA
Michel Hoekstra Legal Counsel